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CONFIDENTIAL TREATMENT OF CERTAIN DESIGNATED PORTIONS OF THIS LETTER HAS BEEN REQUESTED BY JPMORGAN CHASE & CO. THOSE CONFIDENTIAL PORTIONS HAVE BEEN OMITTED, AS INDICATED BY [REDACTED] IN THE TEXT, AND HAVE BEEN SUBMITTED TO THE COMMISSION.

May 1, 2012

VIA EDGAR AND E-MAIL

Ms. Amy M. Starr
Chief
Office of Capital Markets Trends
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JPMorgan Chase & Co.
424 Prospectuses relating to Registration Statement on Form S-3ASR
Filed November 14, 2011
File No. 333-177923

Dear Ms. Starr:

We are in receipt of the letter, dated April 12, 2012, to the undersigned from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding your review of offerings of JPMorgan Chase & Co.’s (the “Issuer”) Global Medium-Term Notes, Series E (the “Notes”) that are registered under the Securities Act of 1933, as amended (the “Securities Act”) under the Registration Statement on Form S-3ASR (File No. 333-177923) (the “Registration Statement”) filed on November 14, 2011.  We appreciate your extension of the response deadline to May 1, 2012.

We believe that structured notes can be a valuable tool for our clients, especially in the current market environment, and welcome the opportunity to cooperate with the Staff in improving disclosure and establishing best industry practices in structured note offerings.

To assist in your review of the Issuer’s responses to the comments set forth in the Staff’s letter, the Issuer has set forth below in full the comments contained in the letter, together with its responses.

JPMorgan Chase & Co. •  270 Park Avenue, New York, New York 10017
Tel: 212 270 6000

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Product Names

1.           The staff in the Division of Corporation Finance has previously indicated that note titles using the term “principal protected” should also include balanced information about limitations to the principal protection feature.  We believe this concern regarding potential confusion over the titles of securities may exist for note titles across various product categories.  Issuers should evaluate the titles used for their different types of structured notes and should revise to clearly describe the product in a balanced manner and avoid titles that stress positive features without also identifying limiting or negative features.

The Issuer acknowledges this comment.  The Issuer has evaluated and will continue to evaluate the appropriateness of the titles of its Notes.  As a result of extensive discussions with the Staff between June 2010 and November 2010, which discussions involved other market participants, the Securities Industry and Financial Markets Association and other issuers of structured notes, the Issuer has removed “principal protected” from the titles of its Notes.  The Notes that were formerly referred to as “principal protected notes linked to [underlying asset or index]” are now titled “notes linked to [underlying asset or index].”

Product Pricing and Value

2.           We note that issuers of structured notes often include disclosure, including in risk factors, explaining that the value of the notes at issuance and/or the price that the affiliate would pay for the notes in the secondary market, assuming no change in market conditions, will be less than the public offering price.  In order for investors to be able to understand the relationship of the note purchase price to its fair value (as estimated by the issuer or its affiliate) and potential secondary market prices, we believe issuers should consider prominently disclosing the difference between the public offering price of the note and the issuer or its affiliate’s estimate of the fair value of the note or discuss with us the reasons such disclosure should not be provided.  Issuers also should consider identifying the specific amounts being paid from the note proceeds for costs and expenses.

The Issuer acknowledges this comment.  The Issuer believes that “fair value” is subject to various market interpretations and would welcome clarifying guidance regarding the expected definition.

The Issuer’s practice is to disclose the fair value of the Notes as the offer price at which the Issuer would not expect to realize a profit over the term of the Notes.  This fair value is equal to the Notes’ public offer price less the sales commissions paid to affiliated or third-party distributors and less the projected profits that the Issuer’s affiliates expect to realize for assuming the risks inherent in hedging its obligations under the Notes.  The Issuer also discloses the presence of estimated costs of hedging the Issuer’s obligations under the notes through one or more of its affiliates.  In determining the price at which the Issuer may be willing to immediately repurchase the Notes in the secondary market, some of these components are subject to the amortization policy of J.P. Morgan Securities LLC (“JPMS”) as discussed in the response to Comment 3 below.  Because expenses related to offerings of the Notes are managed on an aggregate basis

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instead of being accounted for or allocated on a per issuance basis, the Issuer does not factor these expenses into the price of the Notes paid by investors.

In many Note offerings, the Issuer discloses in the fee table on the front cover the commission paid to the relevant agent, which commission also includes the projected profits that the Issuer’s affiliates expect to realize for assuming the risks inherent in hedging the Issuer’s obligations under the Notes.  While the Issuer has not disclosed the estimated amount of expected hedging costs associated with the pricing and managing of risks related to the Notes, the Issuer includes qualitative disclosures about their existence on the front cover of its term sheets, preliminary pricing supplements and final pricing supplements related to these offerings with language to the following effect:

The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

In certain Note offerings, the Issuer participates in a competitive bid process with other issuers of structured notes, which is sometimes referred to as “open architecture” by distributors of structured notes.  Open architecture developed as a result of the desire of these distributors to offer issuer credit risk diversification and competitive pricing on economic terms to their clients.  In these open architecture offerings, the Issuer discloses the commission paid to the relevant agent. The maximum amount of projected profits that the Issuer’s affiliates expect to realize for assuming the risks inherent in hedging the Issuer’s obligations under the Notes is disclosed in the “Use of Proceeds and Hedging” section of the relevant product supplement.  As with the offerings described in the preceding paragraph, the Issuer includes qualitative disclosures about the existence of hedging costs on the front cover of its term sheets, preliminary pricing supplements and final pricing supplements related to these offerings.

3.           We have observed that some issuers of structured notes or their affiliates will, for a limited period of time immediately following an offering, use values on account statements or provide repurchase prices to customers at levels that temporarily exceed the issuer’s or affiliate’s own estimate of the fair value of the product.  Further, we understand that after a given period of time such values and prices will be readjusted to better reflect the issuer’s or affiliate’s own estimate of the fair value of the product.  If applicable, we ask that you disclose, including in risk factor disclosure as appropriate, your usage of different values and prices in this manner and explain the potential impacts on post-offering pricing, valuation, and trading.

The Issuer acknowledges this comment.  The price at which the Issuer may be willing to immediately repurchase the Notes in the secondary market will typically exceed the “fair value” of the Notes using the fair value described in the response to Comment 2 above.  The amount of this excess includes the projected profits that the Issuer’s affiliates expect to realize for assuming the risks inherent in hedging the Issuer’s obligations under the Notes and, in certain circumstances, the estimated cost of hedging the Issuer’s obligations under the notes through one or more of its affiliates.  [Redacted]

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As a result, assuming no change in market conditions or other relevant factors, indicative bid prices provided by the Issuer for the Notes will generally exceed the “fair value” of the Notes using the fair value described in the response to Comment 2 above until this amortization is complete.

As described in more detail in the response to Comment 8 below, JPMS generally publishes indicative bid prices for the Notes.  The distributors of the Notes are responsible for providing account statements to customers.  These distributors may use JPMS’ indicative bid prices for completing customer account statements or they may source the valuation of the Notes from independent pricing vendors.

In future filings, the Issuer proposes to include risk factor disclosure substantially similar to the following in term sheets, preliminary pricing supplements and final pricing supplements, if applicable:

For purposes of determining the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, is willing to buy the notes, JPMS may amortize over time the projected profits that our affiliates expect to realize for assuming the risks inherent in hedging our obligations under the notes and, in certain circumstances, the estimated cost of hedging our obligations under the notes.  As a result, assuming no change in market conditions, the price, if any, at which JPMS is willing to buy the notes may decrease over time until those amounts have been fully amortized.

Use of Proceeds and Reasons for Offerings

4.           Issuers often provide disclosure explaining that they will use the proceeds of a structured note offering for general corporate purposes and may use an unquantified portion for hedging transactions.  Item 504 of Regulation S-K requires that issuers disclose the approximate amounts intended to be used for each purpose.  If the issuer does not have specific plans for a significant portion of the proceeds of the offering, it should note the reasons for the offering.

The Issuer acknowledges this comment.  Because the Note offerings are not conducted for financing and liquidity purposes as discussed in the response to Comment 5 below, and because the portion of the net proceeds that will be required to be used to hedge the Issuer’s obligations under the Notes may not be quantifiable at pricing, consistent with long-standing market practice, the Issuer has historically disclosed the use of the net proceeds with language to the following effect:

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes.

In the case of the Note offerings, the Issuer does not believe that quantifying the use of proceeds provides meaningful information to investors.

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In future filings, the Issuer proposes to provide additional disclosure that is substantially similar to the following:

The reason we offer the Notes is to meet investor demand for products that reflect certain risk-return profiles and specific market exposure, [with other product features to be described on a product-by-product basis].

5.           Please explain to us in your response letter with a view toward disclosure in your future Exchange Act reports, the purpose of your structured notes program generally, and the purposes of particular types of offerings or products.  Explain to us how significant structured notes are to your overall plan of financing and liquidity position.  Please tell us about any material trends or changes in your use of, or your experience with, structured notes in the past few years, including trends or changes in your reliance on structured notes as a liquidity source.  Also tell us about trends or changes in note types and/or the referenced asset classes or referenced indices.  Please include quantitative information about outstanding structured note obligations in recent periods.

The purpose of the Notes program and of the individual offerings is to meet investor demand for products that reflect certain risk-return profiles and specific market exposure.  The Issuer distributes the Notes through JPMS to certain clients of JPMorgan’s wealth management business, as well as to, or through, unaffiliated broker-dealers, private banks, registered investment advisers and institutional investors.  The Issuer does not rely on the issuance of the Notes for financing and liquidity purposes.

When the Issuer began issuing structured notes with some frequency in 2003, most notes were linked to indices that referenced the prices of equity securities.  Since that time, the Issuer has increasingly offered structured notes linked to other assets or indices, such as interest rates, equity securities, currencies and commodities to meet investor demand.

The Issuer currently discloses the amount of long-term structured notes1 that are issued, as well as those that have matured or been redeemed, in its quarterly and annual reports.  In addition, in its annual reports, the Issuer discloses the aggregate amount of long-term structured notes outstanding.  Quantitative information about the Issuer’s outstanding long-term debt and long-term structured notes in recent periods is included in the table below.

1 Long-term structured notes include those issued on a registered basis (i.e., the Notes) and those issued on an unregistered basis, primarily to non-U.S. clients in Latin America, Europe, the Middle East and Asia.  Long-term structured notes exclude those (a) that have a duration of less than one year, (2) that are automatically callable pursuant to market events or (c) that include early redemption or repurchase features exercisable by investors at any time during the term of the structured notes.

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	Year ended December 31, 2011 (in billions)	Year ended December 31, 2010 (in billions)
Issued2
Total long-term debt	$53.0	$54.8
Total long-term structured notes	$14.8	$14.6

Matured or redeemed2
Total long-term debt	$67.7	$72.0
Total long-term structured notes	$18.7	$22.8

Outstanding at period end3
Total long-term debt	$256.8	$270.7
Total long-term structured notes	$34.7	$38.8

The principal amount of Notes outstanding under the Registration Statement (File No. 333-177923) and predecessor registration statements as of December 31, 2011 was $8.5 billion and as of December 31, 2010 was $6.0 billion.

Plan of Distribution

6.           We have found that some issuers of structured notes disclose that their affiliates might change the price and selling terms if all notes are not sold at the public offering price disclosed on the cover page.  Please explain to us with a view toward disclosure, the manner in which you conduct structured note offerings, including the forms of underwriting involved.  Also please explain whether any notes are sold to broker-dealers, including your affiliates, and not immediately resold to investors or are resold to investors at differing prices.  In this situation, please explain why there may be different prices and what type of investor may receive a “better” price.  Please explain the process in detail.

The Issuer distributes the Notes through JPMS to certain clients of JPMorgan’s wealth management business, as well as to, or through, unaffiliated broker-dealers, private banks, registered investment advisers and institutional investors.  Based on past practice, Notes have

2 The amounts issued and the amounts matured or redeemed set forth in the table are based on the principal amount of the relevant debt offerings.  Amounts relating to total long-term debt include long-term advances from Federal Home Loan Banks.

3 Total long-term structured notes outstanding are issued as part of the client-driven activities of the Issuer’s Investment Bank business and are included in total long-term debt outstanding.  Outstanding amounts in the table reflect the carrying value of these instruments.  The carrying value of these instruments is measured at fair value as elected by the Issuer under fair value accounting.  For further information, please see notes 3, 4 and 21 to the Issuer’s audited consolidated financial statements included in its annual report on Form 10-K for the year ended December 31, 2011.

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been sold to JPMS and have not been immediately resold generally in the following contexts,4 as disclosed in each case in the term sheet and the final pricing supplement:

•
exchange-traded notes are sold to JPMS on the pricing date and then may be offered and sold from time to time by JPMS to market makers or, in certain limited circumstances, to institutional investors at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices; and

•
daily liquidity notes5 are sold to JPMS on the pricing date and then may be offered and sold from time to time by JPMS at the indicative note value as of the relevant valuation date.  For some issuances of daily liquidity notes, investors pay a purchase fee in addition to the indicative note value.

In addition, in the past, and as disclosed in each case in the applicable final pricing supplement, Notes have been sold to investors at different prices in the following contexts:

•
as described above, exchange-traded notes are resold to market makers or, in certain limited circumstances, to institutional investors at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices;

•
as described above, daily liquidity notes are resold to investors at the indicative note value as of the relevant valuation date, and for some issuances of daily liquidity notes, investors pay a purchase fee in addition to the indicative note value;

•
in offerings of some rates-linked Notes that provide for the full repayment of principal at maturity, Notes are resold to investors in one or more negotiated transactions, or otherwise, at varying prices that are determined at the time of each sale; such prices may be at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices, provided that such prices fall within a range specified in the relevant term sheet;

•
in some offerings of Notes, the price to public and commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of Notes purchased by that investor.  Under these circumstances, the term sheet and final pricing supplement disclose the issue price and commission that applies to each range of aggregate principal amount purchases for a single investor; and

•	in some offerings of Notes, sales to brokerage accounts are made at the public offering price of the Notes, and the agent receives a commission for those sales, but sales to

4 In addition, as fully disclosed, in a very limited number of offerings, up to 15% of the total aggregate principal amount of Notes issued is not purchased by investors.  Under these circumstances, JPMS will retain the unsold portion of the applicable offering and will hold those Notes for investment for a period of at least 30 days.

5 Daily liquidity notes provide economics similar to the economics of exchange-traded notes, but they are not listed on any exchange.  Neither JPMS nor its affiliates purchase these notes in the secondary market.  In accordance with the terms of the notes, all repurchases of daily liquidity notes by JPMS occur through repurchases at the indicative note value as of the relevant valuation date. This indicative note value is calculated using the mathematical formula set forth in the relevant term sheet or final pricing supplement.

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certain fee-based advisory accounts for which the agent is an investment adviser are made at a price equal to the public offering price of the Notes minus the commission that the agent would have received if the sale had been made to a brokerage account.  The agent forgoes any commissions related to sales to advisory accounts.

7.           Some issuers offer structured notes using a preliminary pricing supplement or term sheet that discloses a range for certain material terms (such as a capped maximum return), with the actual terms set within that range on a later pricing date.  If you offer notes in this manner, explain to us with a view toward disclosure, how the size of the range is determined, how the actual terms are established, and when and how the actual terms are communicated to investors.

The size of any range for a material pricing term disclosed in a term sheet or preliminary pricing supplement is generally based on a variety of factors, such as market volatility, interest rates and yields in the markets and the Issuer’s credit ratings and credit spread.  The actual terms reflect market conditions at pricing of the Notes and are generally communicated to investors by means of the final pricing supplement or, in some cases, through a pricing sheet that discloses the final terms.  The Issuer believes that, even when a pricing sheet is not used, all material terms, including any range, have been communicated to investors prior to the time of sale, provided that the actual terms are within the applicable range.  If an actual term is below the range provided in the term sheet or preliminary pricing supplement, that term is communicated to investors through an amended and restated term sheet or preliminary pricing supplement, or through the final pricing supplement at or prior to the time of sale.  In offerings involving third-party distributors, the Issuer relies on contractual arrangements with those distributors to convey the actual terms to investors at or prior to the time of sale.

In future filings, the Issuer proposes to add risk factor disclosure substantially similar to the following in term sheets or preliminary pricing supplements that provide a range for any material terms:

The actual [Maximum Return] will be set on the pricing date based on market conditions on that date and may be equal to the bottom of the range provided in this [term sheet/ preliminary pricing supplement].  Accordingly, you should consider your potential investment in the notes based on the bottom of the range.

Liquidity

8.           While issuers generally disclose in risk factors or elsewhere that the issuer or its affiliates may, but are not obligated to, make a secondary market in the notes that they offer, the disclosure should provide investors with a better understanding of the potential liquidity or lack of liquidity of any secondary market.  In this regard, please explain to us with a view toward disclosure, your practices and procedures with respect to providing liquidity in the notes you sell and how often you offer to buy back notes from investors prior to maturity, the price paid and how it is determined.

As disclosed in term sheets, preliminary pricing supplements and final pricing supplements, JPMS intends to offer to purchase the Notes in the secondary market but is not required to do so.

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JPMS generally provides indicative bid prices for the Notes, but does not actively solicit buybacks of the Notes.  Indicative bid prices are determined based on then-current market conditions, including general market volatility, underlying asset performance sensitivity, interest rate movements, Issuer and market credit spreads and related hedging costs.  JPMS’ general practice has been to use reasonable efforts to buy back Notes in the secondary market at the relevant indicative bid prices, subject to, among other things, regulatory constraints.  As discussed in the response to Comment 3 above, some components affecting the secondary market price are amortized over a specific period.

Based on these practices, term sheets, preliminary pricing supplements and final pricing supplements explain secondary market liquidity and secondary market prices using language to the following effect:

LACK OF LIQUIDITY — The notes will not be listed on any securities exchange.  JPMS intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this [term sheet/pricing supplement] is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes.  As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

Issuer Credit Risk

9.           While the note terms establish the amounts due and payable on the notes, payment is ultimately dependent on the creditworthiness of the issuer.  It is important for investors to understand that structured notes are unsecured obligations of the issuer and any payment on the note is subject to issuer credit risk, with no ability to pursue any referenced asset for payment.  As a result, we believe the risk that an investor is exposed to an issuer’s credit should be disclosed on the prospectus supplement cover page in a clear, consistent, and prominent manner.

The Issuer acknowledges this comment and notes that it has and will continue to disclose the issuer credit risk in a clear and prominent manner on the cover page of term sheets, preliminary pricing supplements and final pricing supplements, with front cover disclosure to the following effect:

Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

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Tax Consequences

10.           Item 601(b)(8) of Regulation S-K requires the filing of a tax opinion when the tax consequences are material to investors and a representation as to tax consequences is set forth in the filing.  Refer to Staff Legal Bulletin No. 19, which is available on our website, for additional details.  Given the complexity and uncertainty surrounding the tax treatment of some types of structured notes, the tax consequences appear material to an informed investment decision.  Please explain to us your approach to providing tax disclosures for the different types of notes you offer and how you determine whether such disclosures must be based on the opinion of counsel.  If so, explain how these opinions are filed as required.

Pursuant to Item 601(b)(23) of Regulation S-K and Item IV of Staff Legal Bulletin No. 19, the Issuer has filed as exhibits to the Registration Statement “forward” consents by its tax counsel, Davis Polk & Wardwell LLP and Sidley Austin LLP (“Tax Counsel”), indicating that Tax Counsel have consented to references to them in their capacity as such and to any opinion of Tax Counsel delivered in that capacity in a pricing supplement for Notes.6  When preparing final pricing supplements for Notes, the Issuer typically consults with one of its Tax Counsel to determine the appropriate tax disclosure and whether an opinion of Tax Counsel is necessary or appropriate.  Except as discussed below, the Issuer seeks and receives an opinion of Tax Counsel, which is set forth in the relevant final pricing supplement.  In those cases, the opinion of Tax Counsel set forth in the relevant final pricing supplement notes that the relevant tax discussion included therein, when read together with the relevant tax discussion included in the relevant product supplement, constitutes the full opinion of Tax Counsel.  Pursuant to Item 601(b)(8) of Regulation S-K, because the opinion of Tax Counsel is set forth in full in the final pricing supplement, such opinion is not separately filed as an exhibit to a Form 8-K.7

In the case of certain established products, consistent with the approach taken by other market participants, the Issuer provides disclosure in the final pricing supplement discussing the tax treatment the Issuer intends to take.  This position reflects the advice received from Tax Counsel.  This disclosure discusses the uncertainty involved in determining the tax treatment of the relevant Notes, sets forth alternative tax characterizations and treatments that materially affect either the timing or character, or both, of the income received from the Note, and typically refers investors to the more detailed tax discussion set forth in the relevant product supplement.  In such cases, the Issuer does not file (or otherwise include in the final pricing supplement) an opinion of Tax Counsel.

6 An opinion of Tax Counsel was not filed as an exhibit to the Registration Statement because the base prospectus did not include any representation as to tax consequences that would be material to an investor.  A “forward” consent from each Tax Counsel was filed as an exhibit to the Registration Statement instead, consistent with the approach described in Item II.B.2.b. and footnote 46 of Staff Legal Bulletin No. 19 relating to “forward” consents from counsel providing the legality opinion required by Item 601(b)(5) of Regulation S-K.

7 Item 601(b)(8) of Regulation S-K provides that “[i]f a tax opinion is set forth in full in the filing, an indication that such is the case may be made in lieu of filing the otherwise required exhibit.”  The Issuer also believes that this method of disclosing the opinion of Tax Counsel is consistent with the approach approved by the Staff in Item II.B.2.b. of Staff Legal Bulletin No. 19 relating to the inclusion of the unqualified legality opinion pursuant to Item 601(b)(5) of Regulation S-K in the final pricing supplement in lieu of filing such opinion as an exhibit to a Form 8-K.

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Referenced Asset or Index Disclosure

11.           It is our view that an issuer may not disclaim liability or responsibility for the information it discloses regarding the asset or index referenced by the note because such a disclaimer is inconsistent with the issuer’s disclosure obligations under the federal securities laws.  Issuers may, however, state that they have not undertaken any independent review or due diligence of publicly available information regarding an unaffiliated referenced asset or index.  Please revise your disclosure, as appropriate, to be consistent with this standard.

The Issuer acknowledges this comment, and in future filings, the Issuer will not disclaim liability for information that it discloses regarding any asset or index to which the Notes are linked.  Where appropriate, the Issuer proposes to replace these disclaimers with a statement to the effect that the Issuer has not independently reviewed the accuracy of the relevant publicly available information on which its disclosure is based.

12.           Please tell us whether you have ever disclosed hypothetical historical price information, for example in the case of a new index that has no historical price information.  If so, explain to us what information the presentation provided to investors and how it was presented in a balanced manner.

The Issuer discloses hypothetical historical price information in term sheets, other free writing prospectuses and final pricing supplements in the case of new indices.  While hypothetical historical price information is not indicative of future performance, the Issuer believes that hypothetical back-tested index levels provide useful information for investors by demonstrating how a new index would have performed in the past, had it been in existence, including relevant trend information.  The Issuer believes that the hypothetical historical price information it provides is presented in a balanced manner because the disclosure clearly distinguishes between actual historical price information and hypothetical historical price information and explains the inherent limitations associated with hypothetical historical information.  For example, the Issuer generally includes disclosure to the following effect when providing hypothetical historical information:

The following graph sets forth the hypothetical back-tested performance of the Index based on the hypothetical back-tested Index closing levels from [  ] through [  ], and the historical performance of the Index based on the Index closing levels from [  ] through [  ].  The Index was created as of the close of business on [  ].  The Index closing level on [  ] was [  ].  We obtained the Index closing levels below from Bloomberg Financial Markets, without independent verification.

The hypothetical back-tested and historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on [any valuation date].  We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.  The hypothetical back-tested performance of the Index set forth in the following graph was calculated on materially the same basis as the performance of the Index is now calculated, but does not represent the actual historical performance of the Index.

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The hypothetical historical levels above have not been verified by an independent third party.  The back-tested, hypothetical historical results above have inherent limitations.  These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight.  No representation is made that an investment in the notes will or is likely to achieve returns similar to those shown.

Alternative modeling techniques or assumptions would produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information set forth above.  Hypothetical back-tested results are neither an indicator nor a guarantee of future returns.  Actual results will vary, perhaps materially, from the analysis implied in the hypothetical historical information that forms part of the information contained in the chart above.

In future filings, the Issuer proposes to add risk factor disclosure substantially similar to the following in term sheets, preliminary pricing supplements and final pricing supplements that provide hypothetical historical information:

HYPOTHETICAL BACK-TESTED DATA RELATING TO THE INDEX DO NOT REPRESENT ACTUAL HISTORICAL DATA AND ARE SUBJECT TO INHERENT LIMITATIONS — The hypothetical back-tested performance of the Index set forth under “[  ]” in this [term sheet/pricing supplement] was calculated on materially the same basis as the performance of the Index is now calculated, but does not represent the actual historical performance of the Index and has not been verified by an independent third party.  Alternative modeling techniques or assumptions may produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information set forth under “[  ]” in this [term sheet/pricing supplement].  In addition, back-tested, hypothetical historical results have inherent limitations.  These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight.  As with actual historical data, hypothetical back-tested data should not be taken as an indication of future performance.

Disclosure Format

13.           We have found that disclosures in structured note offerings are usually made through combinations of base prospectuses, various underlying prospectus supplements, and preliminary and final pricing supplements.  While current rules permit incorporation by reference, it is important that it not be difficult for investors to locate important information or updated information.  Please explain to us what constitutes your disclosure packages for structured note offerings, including the different documents you use, what information is included in each document, and how you determine the information that will be included in the term sheet or descriptive prospectus supplement for these offerings.

The disclosure package for an offering of Notes typically includes (a) a term sheet, a preliminary pricing supplement and/or a final pricing supplement, (b) the relevant product supplement, (c) any relevant underlying supplement, (d) the prospectus supplement and (e) the base prospectus.

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•
Term sheets, preliminary pricing supplements and final pricing supplements provide the specific terms of the Notes being offered, risk considerations, material tax consequences, hypothetical examples (where relevant), historical data and any other relevant information not already covered by the other documents.  The text of a final pricing supplement also includes the opinions required by Item 601(b)(5) and, if applicable, Item 601(b)(8) of Regulation S-K.  Term sheets, preliminary pricing supplements and final pricing supplements typically include active hyperlinks to the documents listed below.

•
Product supplements provide more information about the basic features of the Notes, general risk factors about the Notes and potential underlying assets or indices, material tax consequences, and the general plan of distribution and use of proceeds.

•	Underlying supplements describe specific assets or indices to which a Note may be linked and risks associated with those assets or indices.

•	The prospectus supplement provides more information about the Issuer’s Global Medium-Term Notes, Series E.

•	The prospectus provides basic information about the Issuer and the debt securities that may be offered.8

Preliminary pricing supplements, final pricing supplements, product supplements, underlying supplements, the prospectus supplement and the base prospectus are each prospectuses filed under Rule 424(b) under the Securities Act.  Term sheets are free writing prospectuses within the scope of Rule 433 under the Securities Act.  Taken together, the documents in the disclosure package provide all material information about the Issuer, the Notes, the economic terms of the Notes and any underlying assets or indices.

Exhibits

14.           Each time an issuer conducts a structured note offering, it may need to file certain exhibits if it has not already done so.  For example, distribution agreements and instruments defining the rights of note holders may be required exhibits.  Please explain to us your approach to filing these and any other applicable exhibits.

Pursuant to Item 601(b)(1) of Regulation S-K, the Issuer has filed the Master Agency Agreement under which the Notes are distributed, together with all addendums and amendments to that agreement, as exhibits to the Registration Statement.  Pursuant to Item 601(b)(4) of Regulation S-K and consistent with medium-term note practice, the Issuer has filed as exhibits to the Registration Statement (a) the indenture applicable to the Notes, (b) all supplemental indentures relating to that indenture and (c) the forms of Notes.

8 In certain circumstances, the Issuer may also deliver a pricing sheet, which provides final pricing terms, a fact sheet, which provides a summary of preliminary deal terms, and/or a strategy guide, which provides additional information about an underlying index to which the Notes are linked.  These documents are each free writing prospectuses within the scope of Rule 433 under the Securities Act.

FOIA Confidential Treatment
Requested Pursuant to Rule 83 by JPMorgan Chase & Co.
Page 2012.05.01.14

Pursuant to Items 601(b)(5) and 601(b)(23) of Regulation S-K, Item II.B.2.b. of Staff Legal Bulletin No. 19 and discussions with the Staff, the Issuer has filed qualified “forward-looking” legal opinions (including the related “forward” consents) of Davis Polk & Wardwell LLP and Sidley Austin LLP as exhibits to the Registration Statement and has filed an updated qualified “forward-looking” legal opinion (including the related “forward” consent) of Davis Polk & Wardwell LLP as an exhibit to a Current Report on Form 8-K, dated March 29, 2012.  The Issuer provides counsel’s unqualified opinion in the text of each final pricing supplement.  Please refer to the response to Comment 10 above for information about exhibits required by Item 601(b)(8) of Regulation S-K.

*     *     *     *     *

This is to acknowledge that (a) the Issuer is responsible for the adequacy and accuracy of the disclosure in the filings, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Issuer may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or request any further information, please do not hesitate to call or email the undersigned at (212) 270-7122 or anthony.horan@chase.com.

Very truly yours,

/s/ Anthony J. Horan
Anthony J. Horan
Senior Vice President, Corporate Secretary
JPMorgan Chase & Co.

cc:	Raquel Fox, Division of Corporation Finance, Securities and Exchange Commission